John P. Walker

[redacted]

Education

University of Buffalo-State University of New York-SUNY Buffalo
Bachelor of Arts 1971
Distinguished Alumni Award, College of Arts and Sciences 2020

Northwestern University, Evanston, IL
Executive Management Program
Kellogg Graduate School of Business 1982

Corporate Boards

Chairman, Propella Therapeutics Inc.
Interim CEO, Vizuri Consumer Healthcare Inc.
BOD Member, Koios Medical, Inc.

Former Corporate Boards

Chairman and CEO, Vitaphore Corporation (sold to Union Carbide Chemicals and Plastics Corporation)
Chairman and CEO, Arris Pharmaceuticals and successor corporation, AXYS Pharmaceuticals (sold to Celera Corporation)
Chairman and Interim CEO, KAI Pharmaceuticals (sold to Amgen)
Chairman and Interim CEO, Guava Technologies (sold to Millipore)
Chairman and CEO, Novacea (merged with Transcept)
CEO, Iperian (sold to BMS)
Chairman, Renovis (sold to Evotec)
Chairman, Signal Pharmaceuticals (sold to Celgene)
Chairman, Centaur (asset sale to Renovis)
Chairman, Bayhill Therapeutics
Chairman, Microcide Corporation (merged with Essential Therapeutics)
Chairman, Intramed Labratories (sold to Baxter)
Chairman and CEO, Zosano Corporation
BOD Member, Affymax
BOD Member Ceregene
BOD Member, Geron Corporation
BOD Member Aerovance Inc.
BOD Member Biospace

BOD Member, Bidshift Inc.
BOD Member, Discovery Partners International
BOD Member, Iconix, Inc
BOD Member, Indigo Medical
BOD Member, Evotec
BOD Member, Eysys Technologies

Not for Profit Boards

Biotechnology Industry Organization
Alliance for Regenerative Medicine, Chairman
Packard Children's Hospital, Stanford Healthcare
University of Puget Sound, Board of Trustees
National Multiple Sclerosis Society, Northern California
Random Acts of Kindness, Northern California
Packard Children's Health Alliance

Corporate Positions

American Hospital Supply Corporation:
President, Hospital Company
President, American Medical Systems Division

Union Carbide Chemicals and Plastics Corporation:
Vice-President Biomaterials Sciences, UCCP

Summary of Experience

Mr. Walker started his career at American Hospital Supply Corporation in February of 1971. He held positions as Area Financial Services Manager, Region Operations Manager, Area Operations Manager, Region Manager, Area Vice-President, Vice-President of National Accounts, Vice-President and Zone Manager, President American Medical Systems and President of the Hospital Company. He relocated to Northern California in 1995 to combine his management experience with new technology start ups in the Health Care Sector. He was the Chairman and CEO of Vitaphore Corporation, a biomaterials and medical device manufacturer, from 1996 until it was sold to Union Carbide in 1990. He became the VP of Biomaterials Sciences at UCCP, consolidating prior acquisitions in the medical device and drug delivery markets. Upon leaving UCCP at the end of his employment agreement he worked as a General Partner at Alpha Partners, a seed capital venture firm.

In 1993 he became the CEO of Arris Pharmaceuticals, a drug discovery and development company focused on developing small molecule therapeutics to modulate the activity of novel

therapeutic targets. Arris became known as a “hyper-partnered” company as a result of partnerships with Pharmacia, Amgen, Bayer, Novartis, Merck, Daiichi, Sanofi and Parke-Davis. Mr. Walker stepped down from his position as CEO and Chairman at the end of 2000 due to his wife’s illness.

At this point he started taking on temporary roles as Chairman, Executive Chair and Interim CEO at a number of early-stage health care companies, usually at the request of the investor group. His activities with these companies usually included the recruitment of senior management, raising new capital, revising strategic plans and initiating partnerships for co-development or marketing of approved products. The technologies involved in these companies extended from desk top flow cytometry, (Guava Technologies) to the application of induced pluripotent stem cells in drug discovery, (Iperian).

In 2010, Mr. Walker joined colleagues that he had worked with at Vitaphore and Arris in forming a consulting practice, Four Oaks Partners. In this capacity he worked with Sigma Corporation, Aerie Inc., Sutro Pharmaceuticals, The Peterson Companies, NMVS Technologies and Sanford Burnham Health. Mr. Walker stepped down from his position as a Managing Partner of Four Oaks after the death of his wife in 2014. He received a kidney transplant at the end of 2015 and at that time began to work with both Zosano Corporation, a microneedle drug delivery platform, and the Peterson Companies as Chairman of Vizuri Life Sciences LLC.
For the past 3 years Mr. Walker has been engaged as a consultant. Clients include the Peterson Companies, Propella Therapeutics Inc, and Vizuri Consumer Health,

<u>Personal Interests:</u>

Painting, golf, family